UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of May, 2007

COLES GROUP LIMITED

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

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Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

News Release

17 May, 2007

COLES GROUP 2007 third quarter sales

  Group sales up 0.6%1 to $8.4 billion

  Food and Liquor sales up 3.2%

- comparative sales up 0.8%2

  Earnings guidance unchanged

  Ownership process progressing well

Coles Group Ltd (CGJ) today announced third quarter sales of $8.4 billion, an increase of 0.6%1 for the 13 weeks ended 29 April 2007. Earnings guidance remains unchanged.

Group CEO John Fletcher said that the results were in line with expectations as the business developed initiatives to rebuild sales momentum in supermarkets over the next two quarters.

"As anticipated at the half-year, comparative sales growth declined in supermarkets, primarily due to the Bi-Lo conversion program, but has now stabilised.

"Although initiatives to improve the supermarket fresh and value offer are having an early positive impact, they were introduced too late in the quarter to be reflected in this result.

"However, the worst is now behind us and we look forward to a gradual improvement in sales in the fourth quarter and beyond," he said.

Mr Fletcher said that as the Company focused on improving sales and earnings performance in supermarkets in the short-term, it was also continuing to implement initiatives to simplify the business as a whole in line with strategy.

More than 250 initiatives were now being implemented to achieve costs savings in excess of the $363 million run-rate in FY2008, allowing for increased investment in the customer offer and service. Approximately $100 million in cost savings will be delivered in FY2007, $30 million more than previously anticipated.

The Company's review of ownership options was also progressing well with the bidder due diligence phase of the ownership review process having now commenced.

Final binding bids for the Company and its businesses will be invited in the week commencing Monday 25 June 2007 for all parties participating in the due diligence process.

Food and Liquor sales increased by 3.2% for the quarter, with comparative sales growth of 0.8%2 in line with expectations.

In supermarkets, the performance of the converted Bi-Lo stores has significantly impacted sales as anticipated. The Bi-Lo conversion program was paused at Easter, with 129 Bi-Lo stores converted to that date. Initiatives have now been developed to arrest the sales decline in these stores by improving the meat, Smart Buy housebrand and value offer, and these will be rolled out progressively in the fourth quarter.

Meanwhile, in the 73 remaining Bi-Lo stores, an increased focus on the promotional and marketing mix has led to an improvement in the performance trend.

Supermarkets also focused on the introduction late in the quarter of initiatives announced at the half-year to improve the fresh food offer, customer value and on-shelf availability.

The initial response of customers to the Love Fresh program has been positive and fresh participation rates have improved across all categories. While this initiative will take time to be fully reflected in sales, volumes in deli and produce are performing ahead of last year, with participation rates also improving in meat and bakery.

On the value front, a number of steps have been taken to sharpen Coles' competitive position and improve perceptions of value.

Significant focus remains on rapidly increasing the Smart Buy house brand range, with more than 100 new good quality, great value Smart Buy products expected to be introduced in the fourth quarter.

Last week, the new Price Rewind program was launched across supermarkets and in liquor. Price Rewind provides customers with consistent value on key lines, regardless of other promotional activity and will be supported by a strong customer communication strategy.

These initiatives are expected to gradually improve comparative sales growth in supermarkets over the coming months.

The Liquor business continued to perform well, producing strong sales growth in the quarter.

The Easter promotion was well received by customers and contributed to a sales outcome above expectations in all liquor brands.

In 1st Choice, the opening of two stores brought the superstore network up to 27 with a further 10 stores to be rolled out during the next quarter, a total of 18 superstore openings for the year.

The integration of the Hedley business was completed in late April, with 35 Hotels and 102 stores now converted to Liquorland systems and re-branded to one of our three national retail brands. Mr Corks and Talbot sites will be integrated to Coles Liquor systems and re-branded by the end of the financial year.

Coles Express reported a decrease in sales of 7.0%, impacted by lower average fuel prices versus last year, the continuing store upgrade network program, competitor openings in key catchment areas and a decline in the level of supermarket docket redemptions.

In the convenience stores, comparative store sales were very strong at 8.4% on the back of merchandise initiatives rolled out across the network, including the very popular You'll Love Coles milk and bread offer, a greater range of 'grab and go' products and new beverage centres.

Coles Express is now the fastest growing brand in the Australian convenience store channel3.

Coles Express opened seven stores during the quarter with a further five to open in the fourth quarter.

Kmart reported a sales decrease of 3.0%4 for the quarter (comparative sales -3.2%) in line with expectations as it continued to transition to its strategy of improving quality of sales, achieving better product margins and lowering costs.

In line with this strategy, Kmart removed three 15% off storewide sales and associated no deposit laybys in the quarter.

Toys, womenswear and footwear continued to perform strongly while continued warm weather impacted winter range sales in line with the industry as a whole.

Kmart experienced an excellent response to its Easter offer, with the category performance stronger than in previous years.

Sales will continue to be impacted in the next quarter as further storewide sales are eliminated and several categories reduced, with benefits from the strategy building from the first quarter FY2008.

Target sales increased by 2.3% for the quarter, with comparative sales up 1.3%.

Target continued to record solid sales increases across all categories during February and March and had a strong Easter on a reduced advertising spend.

The womenswear business performed exceptionally well, with the Stella McCartney for Target collection helping to reinforce to customers that Target is a destination for on-trend affordable fashion in all categories.

However as with Kmart, unseasonally warm weather across the country since Easter impacted sales in the winter range of apparel.

Target opened seven stores during the quarter.

Officeworks delivered a sales increase of 4.7% for the quarter, with comparative sales up 1.6%. Comparative store sales in the Officeworks Retail business were very strong, up 6.6% for the quarter.

The solid progress made in the third quarter was generated by the accelerated new store program and traction from new merchandise and in-store initiatives, in line with the Officeworks strategy.

Sales were supported by a successful promotional calendar including the iconic 'Back to Work' campaign, 'Mobile Tech Solutions' and 'Autumn Makeover' events.

Three new Officeworks stores and one Harris Technology store were opened during the quarter. Officeworks now has 102 stores across Australia, as well as nine Harris Technology stores and is on track to open a further six stores in the next quarter.

Outlook

Earnings guidance remains unchanged. As previously stated, the contribution from Food and Liquor during the second half of FY2007 will be impacted by lower than anticipated sales growth in supermarkets and additional investment in value and fresh.

Implementation of growth strategy

The following progress has been made to date:

Simplification

    258 initiatives implemented to date

    approximately $100 million EBIT benefit in FY2007, exceeding $70 million forecasted on track to exceed $363 million run-rate in FY2008

Transformation

    opened two purpose-built national distribution centres  on schedule at Somerton, Victoria, and Eastern Creek, NSW and one regional distribution centre, Edinburgh Parks, SA .  Both distribution centres are live with the new Warehouse Management and Transport Management Systems

    another two distribution centres to be opened by the end of FY2007 three distribution centres have been  closed to date with another two to be exited by end of FY2007. A further six are being wound down and will be exited by the end of 2007 calendar year supermarkets' multi-buy and discounting program to be gradually rolled out across stores from July 2007 roll-out of automated store ordering system to begin late calendar 2007

    I-trade (International freight system) successfully processed record breaking imported volumes for the GM&A brands implementation of roll cages completed

    roll-out of returnable plastic crates completed

Formats

    129 Bi-Lo stores converted to Coles

    Theo's rebadging completed

    eight pilot convenience stores operating successfully

    nine Target store expansions

    two Kmart to Target store conversions completed

Customer and in-store experience

    launched Coles 'Love Fresh' and 'Price Rewind' programs in stores launched refreshed FlyBuys program

    increased investment in regional and store support teams

    new customer service standards progressively rolled out to supermarkets

    30,000 new trolleys

Product

    launched Designers for Target

    Stella McCartney for Target range launched

    new top-tier housebrand range, Coles Finest, introduced from December 2006 supermarkets' general merchandise sourced through Kmart

    category management structure introduced in supermarkets

Further enquiries:

Media Jim Cooper 03 9829 4354

Analysts Anastasia Crisafi 03 9829 4521

Business Group Sales (AIFRS)	Third Quarter (13 Weeks)			Year to Date (39 Weeks)
	2006	2007	Chg	2006	2007	Chg
	$m	$m	%	$m	$m	%
Food & Liquor	4,927	5,083	3.2	14,734	15,450	4.9
Coles Express	1,553	1,445	-7.0	4,585	4,302	-6.2
Kmart	869	843	-3.0[4]	3,008	2,976	-1.1[4]
Target	688	704	2.3	2,424	2,502	3.2
Officeworks	317	332	4.7	911	930	2.1
Total sales (continuing businesses)	8,354	8,407	0.6	25,662	26,160	1.9
Total sales (exited businesses)[5]	642	0		2,347	14
Total sales	8,996	8,407	-6.5	28,009	26,174	-6.6
Comparable Store Sales
Food & Liquor			0.8[2]			2.2[2]
Coles Express			(6.2)			(6.1)
Kmart			(3.2)			(3.9)
Target			1.3			2.4
Officeworks			1.6			(1.5)
Total Group (continuing businesses)			(0.9)			(0.3)

Movement in Stores	1H 2007	Openings	Closings	Q3 2007
Supermarkets	742	4	4	742
Liquor	840	19	13	846
Coles Express	597	7	4	600
Kmart	182	2	1	183
Kmart Tyre & Auto	270	2	4	268
Officeworks	100	3	1	102
Harris Technology	8	1	0	9
Target	260	7	1	266
Total	2,999	45	28	3,016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES GROUP LIMITED

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date May 17, 2007